Wayne D. Swan
                                                                wswan@djplaw.com


VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

November 23, 2005

David Burton
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      RemoteMDx, Inc.
                           Form 8-K
                           Filed November 8, 2005
                           ----------------------

Dear Mr. Burton:

         We are in receipt of the Staff's letter dated November 16, 2005 with respect to the above-referenced Form 8-K. We are responding herein to the Staff's comments on behalf of our client, RemoteMDx, Inc. ("RemoteMDx") as set forth below.

         RemoteMDx's responses set forth in this letter are numbered to correspond to the numbered comments in the Staff's letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Amended Form 8-K. For ease of reference, we have set forth the Staff's comments and RemoteMDx's response for each item below.

Item 4-01.  Changes in Registrant's Certifying Accountant
---------------------------------------------------------

1. Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K (specifically Item 304(a)(1)(iv)(B)) regarding any reportable event (i.e., internal control weaknesses, etc.) that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through the date the former accountant was dismissed.

              RemoteMDx's Response: The reference in the Form 8-K dated November 2, 2005 to Item 304(a)(1)(v) of Regulation S-K was in error. The reference should have been to Item 304(a)(1)(iv) of Regulation S-B because the registrant is a small business filer. In our amended 8-K, we will include the following disclosure:

              "There were no  reportable  events (as defined in  Regulation  S-B
         Item 304(a)(1)(iv)) during the years ended September 30, 2004 and 2003 or the subsequent interim period through November 2, 2005, except that Tanner reported in letters to the Company's audit committee and board of directors, dated June 7, 2005 and November 23, 2003, that it had identified deficiencies that existed in the design or operation of the Company's internal control over financial reporting that it considered


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David Burton                            Page 2                 November 23, 2005



         to be "significant deficiencies" and "material weaknesses." These significant deficiencies and material weaknesses in the Company's internal control consisted of (1) lack of controls over the initial accounting for and disclosure of certain debt and equity transactions, including untimely and inadequate communication of debt and equity transactions to the accounting department so that proper accounting and disclosure could be undertaken, (2) lack of segregation of incompatible duties in the accounting function, (3) lack of controls over board documentation of dividend declarations in connection with record dates,
         (4) lack of written policies and procedures for testing of impairment of long-lived assets and the lack of timely testing of such assets, and
         (5) lack of regular contact between the audit committee and the independent registered public accounting firm. Tanner, through the previously mentioned letters, informed the board of directors and the audit committee of the board of directors that the lack of these internal controls could lead to the Company not being in a position to develop reliable financial statements. The Company also disclosed these significant deficiencies and material weaknesses to the Company's audit committee and board of directors. The Company has authorized Tanner to respond fully to any inquiries by Hansen, Barnett & Maxwell regarding these significant deficiencies and material weaknesses in internal control."

              "Additional effort is needed to fully remedy these significant deficiencies and material weaknesses and the Company is continuing its efforts to improve and strengthen its system of internal control over accounting and financial reporting. The Company's audit committee is working with the Company's management and outside advisors to implement internal controls over accounting and financial reporting that are adequate and effective."

2. In detail, describe the nature of each reportable event (i.e., internal control weakness) and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

              See our response to comment 1 regarding the detail of each reportable event (internal control weakness); items (1) through (5). Items (2) and (5) had no direct dollar amounts involved. Item (1) occurred during fiscal 2004. Item (1) was corrected with entries in the first quarter of 2004 totaling $2,301,464, entries in the second quarter of 2004 totaling $326,788, entries in the third quarter of 2004 totaling $677,573, and entries in the fourth quarter of 2004 totaling $0. All entries were recorded in the period requiring the entries, because the Forms 10-Q and Form 10-K for fiscal 2004 were all filed at the same time. No quarters in 2004 were restated and none need to be restated. Item (3) occurred in fiscal 2003 and was corrected with a dollar entry of $1,274,200. Item (4) occurred in fiscal 2003 and was corrected with a dollar entry of $2,248,000. The entries in 2003 for dividends and long-lived asset impairment were appropriate fourth quarter adjustments. No quarters in 2003 were restated and none need to be restated.


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David Burton                            Page 3                 November 23, 2005



              The following are the steps we have taken (or that we plan to take), including procedures implemented (or procedures planned to be implemented), to correct each significant deficiency and material weakness noted above.

              Item (1): "Lack of controls over the initial accounting for and disclosure of certain debt and equity transactions, including untimely and inadequate communication of debt and equity transactions to the accounting department so that proper accounting and disclosure could be undertaken."

              With respect to Item (1), RemoteMDx has adopted and implemented a policy which requires that RemoteMDx's Chief Financial Officer attend all meetings of RemoteMDx's board of directors and be provided with draft copies of minutes from those meetings immediately upon their preparation. By attending these meetings, RemoteMDx's Chief Financial Officer is made aware of debt and equity transactions when approved by RemoteMDx's board of directors. He is then in a position to request and obtain copies of the documents setting forth these transactions and can communicate these transactions to RemoteMDx's accounting department for proper accounting and disclosure.

              Item (2): "Lack of segregation of incompatible duties in the accounting function."

              With respect to Item (2), RemoteMDx intends to add additional personnel to the accounting department once it obtains reasonably sufficient resources to do so. This will allow RemoteMDx to properly segregate incompatible duties in the accounting function. Until the additional personnel are added to the accounting department, RemoteMDx has implemented procedures whereby additional reviews are conducted by members of management to provide additional assurance that transactions are being recorded appropriately and assets are being safeguarded.

              Item (3): "Lack of controls over board documentation of dividend declarations in connection with record dates."

              With respect to Item (3), RemoteMDx's board of directors is required to approve any declaration of dividends. In connection with such declarations, RemoteMDx has adopted and implemented a policy that prohibits the accounting department from following through with the issuance of any stock, debt or other securities in connection with a dividend declaration unless such issuances are approved and provided for in the signed minutes of meetings of RemoteMDx's board of directors.

              Item (4): "Lack of written policies and procedures for testing of impairment of long-lived assets and the lack of timely testing of such assets."

              With respect to Item (4), RemoteMDx's policy is to test for impairment of indefinite-lived intangible or tangible assets annually, in its fiscal fourth quarter, with the assistance of outside advisors, as necessary. RemoteMDx's policy is to test for impairment of definite-lived long-term tangible assets as facts and circumstances indicate there may be an impairment at each balance sheet date. RemoteMDx intends to adopt and implement specific and detailed policies

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David Burton                            Page 4                 November 23, 2005



         and procedures regarding the testing of impairment of these long-lived assets and add additional personnel to the accounting department to ensure that testing of such assets occurs in a timely manner as required.

              Item (5): "Lack of regular contact between the audit committee and the independent registered public accounting firm."

              With respect to Item 5, RemoteMDx has adopted and implemented a policy which requires that the audit committee communicate directly with RemoteMDx's independent registered public accounting firm at least on a quarterly basis and more often as circumstances require.

3. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit or internal control weakness. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

              RemoteMDx's Response: As our fiscal 2005 audit is in process with the successor auditors, we are responding to your request with respect to fiscal 2004 and 2003 fourth quarter adjustments to close the books, or resulting from the audit or the internal control weakness noted by the former accountants. Schedule A attached hereto details each adjustment, its individual impact on pre-tax net loss, and the summation of all of these adjustments on pre-tax net loss. In the far right column of Schedule A is the rationale as to why the entry did not relate to prior periods and why the adjustment is recorded in the appropriate period.

4. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

              RemoteMDx's Response: We have attached letters from our former accountants dated November 26, 2003 (SAS No. 61 letter) and November 26, 2003 (Reportable conditions letter) addressed to our board of directors that relate to our fiscal year ended September 30, 2003. We have attached letters from our former accountants dated June 7, 2005 (Reportable conditions letter) addressed to the audit committee of the board of directors and management and June 15, 2005 (SAS No. 61 letter) addressed to the audit committee of the board of directors that relate to our fiscal year ended September 30, 2004. There were no written responses with respect to these letters provided to the former accountants from any of management, the audit committee or the board of directors.

5. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.
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David Burton                            Page 5                 November 23, 2005


              RemoteMDx's Response: We will obtain and file an updated Exhibit 16 letter from the former accountant with our Form 8-K/A.

              In response to the Staff's request, we hereby acknowledge the following:

              o that RemoteMDx is responsible for the adequacy and accuracy of the disclosure in the filing;

              o that Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

              o that RemoteMDx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe that the foregoing responses address the Staff's comments. RemoteMDx intends to file its Form 8-K/A as soon as it determines that the Staff will not have additional comments to the draft Form 8-K/A provided with this letter. Please advise us at your earliest convenience if you have any questions. Direct any questions to the undersigned at (801) 415-3000. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,


/s/ Wayne D. Swan
DURHAM JONES & PINEGAR

cc:      Michael G. Acton, CFO (via e-mail)


Enclosures